Form of Tax Opinion

July 26, 2024

AQUILA FUNDS TRUST

Aquila High Income Fund and Aquila Opportunity Growth Fund

120 West 45th Street, Suite 3600

New York, New York 10036

CANTOR SELECT PORTFOLIOS TRUST

Cantor Fitzgerald High Income Fund and Cantor Fitzgerald Equity Opportunity Fund

110 East 59th Street

New York, NY 10022

Re:	AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF [JULY 26], 2024 (THE "AGREEMENT"), BY AND BETWEEN AQUILA FUNDS TRUST, (THE "TARGET ENTITY") ON BEHALF OF EACH OF ITS SERIES, AQUILA HIGH INCOME FUND AND AQUILA OPPORTUNITY GROWTH FUND (THE "TARGET FUNDS" AND EACH A “TARGET FUND”) AND CANTOR SELECT PORTFOLIOS TRUST (THE “ACQUIRING ENTITY”), ON BEHALF OF EACH OF ITS SERIES, CANTOR FITZGERALD HIGH INCOME FUND AND CANTOR FITZGERALD EQUITY OPPORTUNITY FUND (THE "ACQUIRING FUNDS" AND EACH AN “ACQUIRING FUND”)

Dear Ladies and Gentlemen:

You have requested our opinion with respect to certain United States (“U.S.”) federal income tax consequences of entering into a transaction pursuant to which: (i) each Acquiring Fund will acquire the Assets and Liabilities of the corresponding Target Fund in exchange for shares of the applicable Acquiring Fund having a value equal to the Net Assets of the corresponding Target Fund being acquired, and (ii) the corresponding Target Fund will distribute such shares of the applicable Acquiring Fund to shareholders of the Target Fund in connection with the liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement (the “Reorganization”). Each Acquiring Fund is, and will be immediately prior to Closing, a new series created solely for the purpose of acquiring the Assets and Liabilities of the corresponding Target Fund. In the Reorganization, the holders of Class A, Class C, and Class I shares of each Target Fund will receive Class A shares issued by the Acquiring Fund, and Class Y shares of each Target Fund will receive Institutional Class shares issued by the Acquiring Fund. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the combined Proxy Statement and Prospectus (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization; (iii) certain representations concerning the Reorganization made to us by the Target Entity, on behalf of each Target Fund, and by the Acquiring Entity, on behalf of each Acquiring Fund, in letters of even date herewith (the “Representation Letters”); (iv) such other documents, financial and other reports that we deemed relevant or appropriate; and (v) the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “Service”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such documents, the genuineness of all signatures and the correctness of all representations made therein, without regard to any qualifications on the basis of knowledge, belief, intent or materiality. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the documents that have been provided to us.

Based upon the foregoing, with respect to the Reorganization, and subject to the limitations set forth herein, it is our opinion that, for U.S. federal income tax purposes:

(i)	The acquisition by each Acquiring Fund of all of the Assets of the corresponding Target Fund, as provided for in the Agreement, in exchange for the applicable Acquiring Fund’s shares and the assumption by each Acquiring Fund of the Liabilities of the corresponding Target Fund, followed by the distribution by the corresponding Target Fund to its shareholders of the applicable Acquiring Fund’s shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and each Target Fund and the corresponding Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

(ii)	No gain or loss will be recognized by either Target Fund upon the transfer of all of its respective Assets to, and assumption of its respective Liabilities by, the corresponding Acquiring Fund in exchange solely for the corresponding Acquiring Fund’s shares pursuant to Section 361(a) and Section 357(a) of the Code.

(iii)	No gain or loss will be recognized by either Acquiring Fund upon the receipt by it of all of the respective Assets of the corresponding Target Fund in exchange solely for the assumption of the Liabilities of the corresponding Target Fund and issuance of the applicable Acquiring Fund’s shares pursuant to Section 1032(a) of the Code.

(iv)	No gain or loss will be recognized by either Target Fund upon the distribution of the corresponding Acquiring Fund’s shares by the applicable Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

(v)	The tax basis of the respective Assets of each Target Fund received by the corresponding Acquiring Fund will be the same as the tax basis of such Assets in the hands of eachTarget Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

(vi)	The holding periods of the respective Assets of each Target Fund in the hands of the corresponding Acquiring Fund will include the periods during which such Assets were held by the applicable Target Fund pursuant to Section 1223(2) of the Code.
(vii)	No gain or loss will be recognized by the shareholders of either Target Fund upon the exchange of all of their Target Fund shares for the corresponding Acquiring Fund shares pursuant to Section 354(a) of the Code.

(viii)	The aggregate tax basis of each Acquiring Fund’s shares to be received by each shareholder of the corresponding Target Fund will be the same as the aggregate tax basis of Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(ix)	The holding period of Acquiring Fund shares received by a shareholder of a Target Fund will include the holding period of the applicable Target Fund shares exchanged therefor, provided that the shareholder held Target Fund shares as capital assets on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)	For purposes of Section 381 of the Code, each Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of the corresponding Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinion is provided solely to you as a legal opinion, and not as a guaranty or warranty, and is limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Target Funds or the Acquiring Funds qualify or will qualify as a regulated investment company; (ii) the U.S. federal income tax consequences of the payment of Reorganization expenses by each of Aquila Investment Management LLC and Cantor Fitzgerald Investment Advisers, L.P. except in relation to the qualification of the transfer of each Target Fund’s Assets to the corresponding Acquiring Fund as a reorganization under Section 368(a) of the Code; (iii) whether any U.S. federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Target Fund shareholder that is a foreign person; (iv) the effect of the Reorganization on any shareholder of the Target Funds that is required to recognize unrealized gains or losses for U.S. federal income tax purposes under a mark-to-market system of accounting; (v) whether accrued market discount, if any, on any market discount bonds held by the Target Funds will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (vi) whether any gain or loss will be required to be recognized with respect to any Asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (vii) any state, local or foreign tax consequences of the Reorganization.

Our opinion is being rendered to the Target Entity and the Acquiring Entity and their respective Boards of Trustees, and may be relied upon only by the Target Entity and the Acquiring Entity and their respective Boards of Trustees. The Target Entity, each Target Fund, the Acquiring Entity, each Acquiring Fund, and the shareholders of each Target Fund and each Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to the use of our name and to any reference to our firm in the Form N-14. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Best regards,

DLA Piper, LLP